Exhibit 23
Consent of Independent Registered Public Accounting Firm
Fidelity National Information Services, Inc. Group Plans Committee:
We consent to the incorporation by reference in the Registration Statement (No. 333-132844) on Form S-8 of Fidelity National Information Services, Inc. of our report dated June 26, 2007, relating to the statement of net assets available for benefits of Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan as of December 31, 2006, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule, which report appears in the December 31, 2006 annual report on Form 11-K of Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan.
/s/ KPMG LLP
Jacksonville, Florida
June 26, 2007
Certified Public Accountant